Exhibit 99.3

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2024. The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is March 31, 2025.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1	Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward- looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its ownership interests in Dolly Varden Silver Corporation and Sirios Resources Inc. and the realization of carrying values of securities held for resale, and liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, tariffs, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward- looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2024, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s annual report on Form 20-F for the year ended December 31, 2024 to be filed with the United States Securities and Exchange Commission (the “SEC”) (the “2024 Form 20- F Annual Report”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company has lost its eligibility to file its annual report on Form 40-F using Canadian standards due to the non- affiliate market capitalization of its public share float having a market value less than US$75 million from the year ended December 31, 2023. Consequently, all Form 20-F Annual Reports filed by the Company with the SEC will include disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2024 Form 20-F Annual Report for a more detailed description of certain of the mining terms used in this MD&A.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

1.2	Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and Valerie Doyon, P.Geo., Senior Project Geologist, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A in respect to the Committee Bay and Eau Claire projects respectively.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 2: Business Overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

At December 31, 2024, the Company had three principal projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company now own 100%, after acquiring the 49.978% interest, previously held by Newmont Corporation (“Newmont”), in February 2024. Additionally, the Company holds a 16.11% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at December 31, 2024, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared- services provider. The Company’s equity interests in Dolly Varden and UMS are accounted for as investments in associates meaning cost less a share of its losses and the carrying value does not reflect market value of these securities.

The Company is a junior resource exploration issuer and does not have material revenues nor reportable segments. Its business success must be measured primarily by the success of its exploration programs in establishing that the Company’s mineral properties contain potential commercial deposits of precious metals.

Material developments over the past three years in chronological order include:

2.1	2022 Sale of Subsidiary Homestake Resources Corporation (“Homestake Resources”) to Dolly

Varden

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources was the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (the “Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold had also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden had appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the former Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a)	On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares. The net proceeds received by the Company upon close of the transaction was $6,775.

(b)	On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice had been given.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

(c)	On October 4, 2024, the Company further sold 3,000,000 common shares of Dolly Varden at $1.119 per Share for gross proceeds of $3,356. As at December 31, 2024, the Company held a 16.11% interest in Dolly Varden.

2.2	For 2024 exploration events see Section 3, below.

2.3	Increase in ownership interest of Éléonore South to 100%

On September 12, 2022, the Company and its joint operation partner Newmont, through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont with Fury Gold remaining operator under an amended and restated joint operating agreement.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time.

Section 3: 2024 Highlights and subsequent events

3.1	Operational highlights

▪	On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling will target robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling will be focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and will guide additional drilling based on the results and observations from this phase.

▪	On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company has mobilized crews during February 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

▪	On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

o	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

o	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

o	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

▪	On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

▪	On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over

3.0 m. Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 km indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

▪	On June 28, 2024, the Company announced the filing of a NI43-101 Technical Report for the Increased Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit located in the Eeyou Istchee Territory of the James Bay region of Quebec. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. Gold mineralization remains open for expansion in all directions at both the Eau Claire and Percival deposits through additional drilling.

3.2	2024 Corporate highlights and subsequent events

▪	On March 26, 2025, the Company announced that QPM has now secured the required no-objection letter from Corporations Canada as well as the interim order from the Quebec Superior Court in connection with convening the QPM shareholders meeting scheduled for April 22, 2025. The Company has also secured conditional approval of the TSX and NYSE American for the QPM transaction. The Company also announced that director Isabelle Cadieux has resigned from the Fury Board of directors to pursue other opportunities.

▪	On February 26, 2025, the Company entered into an Arrangement Agreement with Quebec Precious Metals Corporation (“QPM”), whereby the Company intends to acquire all the outstanding common shares of QPM. The holders of QPM common shares will receive 0.0741 Company shares for each one QPM share held. It is expected that QPM shareholders will receive around 8.4 million Fury Gold common shares which will collectively make them 5% shareholders of the Company. The transaction is expected to close at the end of April 2025.

▪	On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan (note 18), with a grant-date fair value of $0.55 per unit, one third vesting annually on anniversary and to be paid out as fully paid shares. The Company also approved 80,000 stock options, vesting over 18 months with an exercise price of $0.60 per option, to certain UMS employees.

▪	On October 4, 2024, the Company further sold 3,000,000 common shares of Dolly Varden at $1.119 per Share for gross proceeds of $3,356, reducing the Company’s percentage of Dolly Varden shares to 16.11% as at December 31, 2024.

▪	On June 27, 2024, the Company announced the results of its Annual General Meeting (“AGM”) of Shareholders held on June 26, 2024. The Company confirmed that each director nominee listed in the Company’s management information circular dated May 14, 2024, in connection with the AGM were re-elected as directors of the Company, with the exception of Mr. Mason who did not stand for re-election as a director in 2024 and that Deloitte LLP was re-appointed as the Company’s auditor.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

▪	On June 13, 2024, the Company closed the $5M financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share for total gross proceeds to the Company of C$5,001.

▪	On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given.

▪	On February 29, 2024, the Company increased its interest in Éléonore South to 100% through the acquisition of Newmont’s interest for $3M. As part of the consolidation of Éléonore South, the Company purchased Newmont’s 30,392,372 shares of Canadian junior resource explorer Sirios Resources Inc. (“Sirios”) for $1.3M. These Sirios shares, representing approximately 10.98% of issued Sirios shares at the time, were acquired for investment purposes.

▪	On January 10, 2024, the Company announced the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024.

Section 4: Projects overview

4.1	Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

▪	the provision of jobs and training programs

▪	contracting opportunities

▪	capacity funding for Indigenous engagement

▪	sponsorship of community events

▪	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During the year ended December 31, 2024, the Company received its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the third quarter of 2024, the Company renewed its qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BBB with a range of CC to AA broken down into a corporate score of A with a range of BB to A and a project score of BB with a range of CC to AA for both the Eau Claire project. These results are considered strong for an exploration company and the Company continues to evaluate and implement initiatives to improve future scores.

4.2	Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This now includes a 100% interest in the Éléonore South Project. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining has earned a 75% interest in those properties, by completing certain option payments and exploration expenditures, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. On December 6, 2024, Ophir Metals Corp. (“Ophir”) provided notice of termination of The Radis project option, this project has returned 100% to the Company with Ophir finalizing the work reporting and claims renewals as required.

4.2.1	Eau Claire

The Eau Claire project is located immediately north of the Paix Des Braves reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher- grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded,

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

On May 14, 2024, the Company announced that it had received the results of an updated mineral resource estimate for Eau Claire which resulted in the addition of 307koz Au in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase). The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category:

Combined Mineral Resource Estimate for the Eau Claire Project

In 2024, the Company completed plans to drill approximately 3,871 m of Diamond Drilling at the project targeting biogeochemical anomalies within the Percival – Serendipity trend 14km to the east of Eau Claire. The 2024 drill program resulted in the discovery of high-grade gold mineralization at Serendipity with two intercepts: 3m of 12.16 g/t gold and 1m of 5.27 g/t gold separated by over 2 km of prospective stratigraphy. The 2024 drilling cost $1,800.

Percival to Serendipity trend:

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The planned 2024 drilling tested five robust distinct geochemical targets up to 150x background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold.

Fury’s technical team has again proven the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

Eau Claire resource estimate technical report

The Eau Claire resource estimation was completed by Maxime Dupere, Geologist at SGS Geological Services (“Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” is dated June 25, 2024, has an effective date of May 10, 2024, and filed on SEDAR+).

A NI 43-101 technical report supporting the updated mineral resource estimate was filed on June 28, 2024.

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4.2.2	Éléonore South

On March 1, 2024, Fury Gold completed the purchase of Newmont Corporation’s 49.978% interest in the Éléonore South project for $3,000 consolidating Fury’s interest in the project to 100%.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. Exploration over the past 13 years has largely been focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Property. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

On March 5, 2024, the Company announced that it has identified a robust biogeochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South project. The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. The identified anomaly is up to 200x the background value in gold and outlines the folded sedimentary package.

On March 20, 2024, Fury announced its intention to commence diamond core drilling operations at the Éléonore South gold project. The diamond drilling program commenced in late March and will comprise approximately 2,000 metres (m) focussed on the Moni showing trend where previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open.

On June 4, 2024, Fury announced the results from its Spring 2024 diamond core drilling program at the Éléonore South gold project. The Spring 2024 diamond drilling program comprised 2,331.4 m completed in seven diamond drill holes testing 2.3 km of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160. The limited drilling completed confirms that the gold mineralization hosted within the Cheechoo tonalite remains open.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project; however, the announced lithium results provide additional exploration targets as the overall project is advanced.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company has mobilized crews during February 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling will target robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign will comprise approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy are six undrilled priority targets spanning over 3 kilometres (km) of strike length that have been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling will be focused within a northwest- southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure has been identified. The drill targets occur in a structurally complex setting with little to no outcrop exposure and the targeting model will evolve with each hole drilled. The Company plans to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and will guide additional drilling based on the results and observations from this phase.

In addition to the Éléonore style biogeochemical targets several gold in-till anomalies remain undrilled throughout the project. These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

4.3	Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay project comprises approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

o	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

o	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

o	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

The Company expects to incur approximately $160 in annual mineral claims expenditures in 2025, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2024, in respect of these mineral claims.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes prior all previous Committee Bay technical reports.

Section 5: Review of annual financial information

Years ended December 31
	2024	2023	2022
Net (earnings) loss	108,138	17,213	(24,908)
Total comprehensive (income) loss	108,141	17,219	(24,905)
Basic and diluted (earnings) loss per share	$0.73	$0.12	$(0.18)
Total assets	85,112	189,175	200,599
Total non-current financial liabilities	-	74	227

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

5.1	Year ended December 31, 2024, as compared to the years ended December 31, 2023 and 2022

During the year ended December 31, 2024, the Company reported a total net loss of $108,138 and loss per share of $0.73 compared to a total net loss of $17,213 and loss per share of $0.12 for the year ended December 31, 2023, and total net earnings of $24,908 and earnings per share of $0.18 for the year ended December 31, 2022.

The significant increase in net loss was primarily due to impairment expenses of $100,873 assessed on the Company’s mineral properties interests. Additionally, other significant changes were as follows:

Operating expenses:

▪	Exploration and evaluation costs decreased from $9,217 for the year ended December 31, 2022, compared to $9,311 for the year ended December 31, 2023, and $5,512 for the year ended December 31, 2024, The decrease resulted from a break between programs in 2024, after the initial Elenore South drill program that commenced in March wrapped up; the program at Eau Claire only started during the last part of June and concluded mid-August. In comparison, during 2023, the program started at the end of March, but had to shut down during most of June due to the wildfires but was still active until the end of 2023;

▪	Fees, salaries, and other employment benefits decreased to $2,202 for the year ended December 31, 2024, compared to $2,630 for the year ended December 31, 2023, and $3,199 for the year ended December 31, 2022, primarily due to a combination of lower share-based compensation and a decrease in headcount in 2024; and

▪	Insurance expense decreased from $728 for the year ended December 31, 2022, to $646 for the year ended December 31, 2023, to $522 for the year ended December 31, 2024, primarily due to negotiated fees that resulted in overall lower insurance premiums.

Other expenses (income), net:

▪	An impairment expense of $5,506 for the year ended December 31, 2022, arose from the sale of the 17 million common shares of Dolly Varden. There was no similar transaction in the year ended December 31, 2023, while $100,873 impairment expense for the year ended December 31, 2024, arose from the assessment of the Company’s mineral property interests;

▪	Net loss from associates decreased to $3,858 for the year ended December 31, 2024, compared to $6,182 for the year ended December 31, 2023, and $5,880 for the year ended December 31, 2022, primarily due to Dolly Varden's net loss significantly decreasing from the prior year. In addition, the Company’s decreased ownership of Dolly Varden compared to 2023 and 2022 also lowered the attributed loss portion;

▪	Gain on investments of $4,109 for the year ended December 31, 2024, was a result of the Company’s disposition of Dolly Varden shares in the current year, combined with the dilution gain, whereas there was no comparable transaction in the prior years;

▪	Net gain from marketable securities for the year ended December 31, 2024, compared to net loss from marketable securities in 2023 and 2022 was due to an increase in fair value of securities held in 2024 compared to the fair value of securities held that plummeted in 2023; and

▪	Amortization of flow-through share premium of $1,621 for the year ended December 31, 2024, compared to $3,345 for the year ended December 31, 2023, and $3,124 for the year ended December 31, 2022, reflected the smaller program at Eau Claire and Éléonore South in 2024 compared to prior years.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Net Loss (earnings)(1)		Comprehensive (income) loss(1)	Loss (earnings) per share ($/share)
December 31, 2024	$60	$101,256		$101,257	$0.68
September 30, 2024	75	2,673		2,673	0.02
June 30, 2024	82	3,496		3,497	0.02
March 31, 2024	82	714	(1)	715	0.01
December 31, 2023	119	4,609		4,612	0.03
September 30, 2023	162	6,650		6,649	0.05
June 30, 2023	188	3,293		3,296	0.02
March 31, 2023	121	2,661		2,662	0.02
December 31, 2022	112	2,871		2,872	0.03
September 30, 2022	67	12,280		12,282	0.09
June 30, 2022	45	5,577		5,577	0.04
March 31, 2022	4	(45,636)		(45,636)	(0.36)

(1) Certain periods have been restated within this document to correct a misstatement which was identified in the fourth quarter of 2024. See section 6.2 below for details

6.1	Three months ended December 31, 2024, compared to three months ended December 31, 2023 and 2022

During the three months ended December 31, 2024, the Company reported net loss of $101,261 and loss per share of $0.68 compared to a net loss of $4,609 and loss per share of $0.03 for the three months ended December 31, 2023, and a net loss of $2,871 and loss per share of $0.03 for the three months ended December 31, 2022. The significant drivers of the change in total net loss were as follows:

Operating expenses:

▪	Exploration and evaluation costs decreased to $720 for the three months ended December 31, 2024 compared to $2,784 for the three months ended December 31, 2023, and $1,346 for the three months ended December 31, 2022. The higher exploration expense in the fourth quarter of 2023 was a result of the Quebec wildfires in summer of 2023, which compelled us to postpone some of the work and the site continued operating until the end of November. Due to this, certain assaying costs were also postponed into the last quarter;

▪	Fees, salaries, and other employment benefits decreased to $685 for the three months ended December 31, 2024, compared to $788 for the three months ended December 31, 2023, and $897 for the three months ended December 31, 2022, primarily due to lower share based compensation; and

▪	Office and administration increased to $181 for the three months ended December 31, 2024, compared to $99 for the three months ended December 31, 2023, and $111 for the three months ended December 31, 2022, as a result of expenses related to an executive compensation review and some community engagement and recruitment fees.

Other (income) expense, net:

▪	$100,873 impairment expense for the three months ended December 31, 2024, arose from the fair value assessment of the Company’s mineral property interests, compared to $nil for the three months ended December 31, 2023, and $13 for the three months ended December 31, 2022, that arose from the sale of 17M Dolly Varden shares;

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

▪	Gain on investments of $1,599 for the three months ended December 31, 2024, was a result of the Company’s disposition of Dolly Varden shares during the period, whereas there was no comparable transaction in the prior years;

▪	Net gain on marketable securities of $182 for the three months ended December 31, 2024, compared to a net loss of $1,024 for the three months ended December 31, 2023, and net gain of $166 for the three months ended December 31, 2022, primarily due to the downturn in market value of certain securities within the lithium exploration space of which the Company had significant additions in 2023 through mineral property agreements; and

▪	Amortization of flow-through share premium decreased to $215 for the three months ended December 31, 2024, compared to $1,123 for the three months ended December 31, 2023, and $234 for the three months ended December 31, 2022, was a result of the increased activity at sites in 2023 compared to the last quarters of 2024 and 2022. The wildfires in 2023 caused the work to get pushed back until the end of November, which in turn created a higher flow-through expenditure in Q4 2023. Moreover, in 2022, the flow-through liability balance was extinguished at the beginning of Q4, and minimum work was performed during Q4 2024.

6.2	Revision of Prior Period Financial Statements

In preparing the consolidated financial statements for the year ended December 31, 2024, the Company identified an error in its previously issued unaudited consolidated quarterly financial statements for the periods ended March 31, 2024 and September 30, 2024. The error resulted in a misstatement of gain/loss on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gain on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of our investment in associate balance on the statement of financial position. The impact of the revisions to the periods presented in this report are as follows:

	As reported	Adjustment	Revised
Revised Statement of financial position as of March 31, 2024
Investment in Associates	32,638	220	32,858
Total assets	188,023	220	188,243
Deficit	(149,988)	220	149,768
Total equity	182,356	220	182,576
Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended March 31, 2024
Gain on Investments	-	(220)	(220)
Net loss	934	(220)	714
Total comprehensive loss	935	(220)	715
Revised Statement of financial position as of September 30, 2024
Investment in Associates	29,341	1,780	31,121
Total assets	184,099	1,780	185,879
Deficit	(157,932)	1,780	(156,152)
Total equity	177,526	1,780	179,306
Revised Consolidated Statements of Loss and Comprehensive Loss for the three months ended September 30, 2024
Gain on Investments	-	(1,780)	(1,780)
Net loss	4,453	(1,780)	2,673
Total comprehensive loss	4,453	(1,780)	2,673

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

Revised Consolidated Statements of Loss and Comprehensive Loss for the nine months ended September 30, 2024
Gain on Investments	(538)	(2,000)	(2,538)
Net loss	8,881	(2,000)	6,881
Total comprehensive loss	8,883	(2,000)	6,883

Section 7: Financial position, liquidity, and capital resources

As at and for the year ended:	December 31 2024	December 31 2023	December 31 2022
Cash	$4,912	$7,313	$10,309
Restricted cash	144	144	144
Marketable securities	2,358	1,166	582
Other investments (1)	2,063	-	-
Other assets	979	1,665	1,944
Mineral property interests	45,200	142,639	145,190
Investments in associates	29,456	36,248	42,430
Current liabilities	1,864	1,732	1,308
Non-current liabilities	5,045	4,569	4,498
Working capital surplus (2)	8,045	7,713	10,554
Accumulated deficit	257,192	149,054	131,841
Cash used in operating activities	(8,073)	(13,060)	(14,012)
Cash provided by investing activities	1,395	2,446	10,435
Cash provided by financing activities	4,277	7,624	10,629

(1) Investment in unlisted shares of Alsym Energy Inc.

(2) Defined as total current assets less total current liabilities

7.1	Cash flows

During the year ended December 31, 2024, the Company used cash of $8,073 in operating activities compared to $13,060 in 2023 and $14,012 in 2022. The cash outflow for 2024 was lower primarily due to lower exploration activities and lower employee costs compared to 2023 and 2022.

During the year ended December 31, 2024, the Company generated cash from investing activities of $1,394, representing proceeds from the sale of some Dolly Varden shares, partially offset by the acquisition of mineral interests, marketable securities, and other investments. During the year ended December 31, 2023, the Company generated cash from investing activities of $2,446, primarily representing option payment received, interest income, and proceeds from the sale of marketable securities. During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest.

For the year ended December 31, 2024, cash provided by financing activities of $4,278 primarily represented the net proceeds received in respect of the June 2024 financing (see section 7.4). For the year ended December 31, 2023, cash provided by financing activities of $7,624 primarily represented the net proceeds received in respect of the March 2023 financing. For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

7.2	Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2024, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2024
Accounts payable and accrued liabilities	$855	$-	$-	$855
Quebec flow-through expenditure requirements	944	-	-	955
Undiscounted lease payments	65	-	-	65
Total	$1,864	$-	$-	$1,864

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $361 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2025.

In addition, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 9.

7.3	Summary of mineral property interests

A summary of the carrying amounts of the Company’s mineral property interests is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(880)	-	(880)
Disposition	(1,746)	-	(1,746)
Change in estimate of provision for site reclamation and closure	(52)	127	75
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios.

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company retains a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing. The second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt. The common shares of Ophir Gold have been classified as marketable securities. During November 2024, prior to the receipt of the third option payment, the Optionee informed the Company that it is terminating the agreement.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

On August 16, 2023, the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396, from Benz Mining in respect of the option agreement to acquire 75% of the Eastmain Mine and Ruby Hill properties (year ended December 31, 2022 - $310 cash). The transfer of the 75% ownership was accepted by the Resource Minister of Quebec on January 17, 2025.

On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios for $1,300 which is held as marketable securities.

The Company’s market capitalization has persistently been below the carrying value of its mineral properties over the last few years, and, as a consequence, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value. As a result, the report recommended an impairment charge to these properties to better align with the market capitalization value.

7.4	Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire and Éléonore South projects and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

June 2024 financing

In June 2024 the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. The proceeds of the June 2024 Offering will be used for the Company’s exploration program in Quebec.

March 2023 financing

On March 23, 2023, the Company completed a bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 flow-through shares of the Company for total gross proceeds to the Company of $8,750. The proceeds of the financing will be used to advance the Company’s exploration projects in Quebec. Share issue costs totaled $912.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec. Share issue costs totaled $136.

Reconciliation of use of funds of 2023-2024 Fundings

Fury’s stated use of proceeds for the June 2024 financing were for (i) exploration at Eau Claire, (ii) Geochemical sampling and exploration at Éléonore South. Fury’s stated use of proceeds for the March 2023 financing were for (i) exploration at Eau Claire, (ii) regional exploration at the Percival prospect, and (iii) exploration for the Éléonore South Joint Venture. The funds raised and the application of these funds and working capital is summarized below.

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Eau Claire Exploration	-	(1,620)	(3,660)	(2,570)	(76)	(456)	(1,773)	(626)
G&A expenditures	-	-	-	-	-	-	-	-
Total	-	(1,620)	(3,660)	(2,570)	(76)	(456)	(1,773)	(626)
Amount raised	7,926	-	-	-	-	4,565	-	-
2023 remaining to be spent	7,926	6,306	2,646	76	-	-	-	-
2024 remaining to be spent	-	-	-	-	-	4,109	2,336	1,710

The Company use of funds for the 2023-2024 financings is summarized below:

Financing	Intended Use of Funds ($,000)	Actual Use of Proceeds	Variance and Impact on Business Objectives and Milestones
June 2024 Financing: • Issuance of 5,320,000 “flow-through” Common Shares for net proceeds of $4,565	• $2,500 for exploration on Eau Claire Project • $2,000 to $2,500 for exploration at Éléonore South	Work commenced at Eau Claire at the end of Q2 2024 while drilling at Elenore South commenced in February 2025	No variance. Planned exploration programs are to be completed in subsequent fiscal quarters.
March 2023 Financing: • Issuance of 6,076,500 “flow-through” Common Shares for net proceeds of $7,926	• $3,000 to $5,000 for exploration on Eau Claire Project • $2,500 to $3,500 for regional exploration at the Percival prospects • $1,000 for exploration at the Éléonore South Joint Venture	Applied to exploration for the Eau Claire Project, regional projects and Éléonore South.	No variance. Planned exploration programs were completed in line with its intended use for the various projects.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

Exercise of share options and warrants

During the year ended December 31, 2024, there were no exercises of share options and warrants. As at December 31, 2024, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	3,900,506	0.82	2.74	3,776,631	0.83	2.69
$1.00 – $1.85	2,800,672	1.09	2.03	2,800,672	1.09	2.03
$2.05	1,520,000	2.05	0.8	1,520,000	2.05	0.8
	8,221,178	1.14	2.14	8,097,303	1.15	2.11

The number of share purchase warrants outstanding at December 31, 2024 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2022 and 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-

As at March 31, 2025, there were 8,301,178 share options with a weighted average exercise price of $1.14 and nil warrants outstanding.

7.5	Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2024: 151,556,273

Number of common shares issued and outstanding as at March 31, 2025: 151,938,300

7.6	Planned Exploration Activities

The Company is still in the process of finalizing its final 2025 exploration programs while completing its first program at Éléonore South in the first half of 2025. The drill program commenced at the beginning of February 2025 and is testing 6 priority geochemical targets. The following work has been budgeted for the next 12 months:

Exploration Program	Projected Cost
Éléonore South: • Exploration Program: completion of a 4,000m – 6,000m drill program targeting an interpreted fold nose within the Low Formation sediments at Éléonore South. • Objective: Maiden drill program to test 6 priority geochemical targets to determine their potential to host significant gold mineralization while continuing to advance other targets and prospects to the drill stage.	2,500

As at December 31, 2024, the Company had working capital surplus of approximately $8 million, which the Company defines as total current assets less total current liabilities including a cash balance of $4.9 million (which excludes $0.1 million of restricted cash). As of the date of this MD&A, the Company's working capital is estimated to have declined by approximately $2 million since December 31, 2024, to pay for general corporate costs. The Company does not include its shares in Dolly Varden (current market value $53 million) in working capital because it accounts for these shares as an affiliated entity. The Dolly Varden shares are eligible for sale and there is a reasonably liquid market for them.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20

7.7	Impairment of Mineral Properties

As required under IFRS Accounting Standards as issued by the IASB, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In accordance with the Company’s accounting policies and processes, each asset or CGU is evaluated annually, to determine whether there are any indications of impairment or impairment reversal. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. Given the Company’s persistent lower market capitalization compared to its mineral properties carrying value, the Company engaged a third-party valuation specialist, in consultation with management, to assess the recoverability of the carrying value of the Company’s properties. The Company assessed the recoverable value of the CGUs based on its fair value less cost of disposal (“FVLCD”).

The Company utilized a market approach, which takes into account valuations of similar public companies and comparable transactions, to determine a recoverable amount. The recoverable amount was calculated using in situ multiples identified through independent research. This analysis along with specific attributes of the Eau Claire and Committee Bay Project was used as the basis of determining a reasonable per ounce valuation for these to projects. The Éléonore South Project which does not yet have a Mineral Resource Estimate, was valued through a primary market approach, based on its recent acquisition by the Company. The CGUs were categorised within the Level 3 of the fair value hierarchy, using a combination of inputs other than quoted prices which were observable and unobservable to determine the fair value of the assets.

Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024 impairment indicators exist and based on the impairment analysis performed, an impairment on its Eau Claire project of $89,263 and Committee Bay project of $11,610 totaling $100,873 was recorded. Estimating the in-situ multiples requires a significant management judgement due to the high degree of estimation uncertainty. Changes in the inputs used to determine the recoverable amount will result in a change to the valuation of the mineral properties and impairment expense. A 15% change in the in-situ values used, would give rise to a 13% change in the mineral properties values.

The result of the impairment better aligns the carrying value of these properties to the Company’s market capitalization value as per the guidance of IFRS 6.20(d).

Section 8: Financial risk summary

As at December 31, 2024, the Company’s financial instruments consist of cash, marketable securities, other investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities and other investments, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The Company’s other investments, representing investments held in private entities, were classified as level 3 of the fair value hierarchy and measured at fair value based on observable inputs.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024.

Section 9: Related party transactions and balances

9.1	UMS

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	21

The Company owns 25% of the shares of Universal Mineral Services Ltd (“UMS “) with the other 75% owned by three other mineral exploration companies. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days’ notice.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Years ended December 31
	2024	2023	2022
Exploration and evaluation costs	$233	$872	$590
General and administration	307	714	841
Total transactions for the period	$540	$1,586	$1,431

The outstanding balance owing at December 31, 2024, was $90 (December 31, 2023 – $103, December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2024, the Company expects to incur approximately $91 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 19). The Company recognized a share-based compensation recovery of $3 for the year ended December 31, 2024, in respect of share options issued to UMS employees (December 31, 2023 - $317 expense, December 31, 2022 - $483 expense) which is included within employee benefits and exploration and evaluation costs.

9.2	Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

Years ended December 31
	2024	2023	2022
Short-term benefits provided to executives (1)	$1,306	$1,109	$1,719
Directors’ fees paid to non-executive directors	161	289	203
Share-based payments	724	1,013	1,059
Total	$2,191	$2,411	$2,981

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Section 10: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	22

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b)	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c)	Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2024, the Company received a refund of $193 (December 31, 2023 – $307, December 31, 2022 – $187) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(f)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	23

(g)	Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

(i)	Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j)	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Section 11: Application of new and revised accounting standards

The Company has adopted the following amended accounting standards and policies effective January 1, 2024:

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non- current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	24

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

Amendment to IFRS 16 Leases — Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

There was no impact to the Company’s financial statements for the year ended December 31, 2024, upon adoption.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The IASB has issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments include changes to derecognition of a financial liability settled through electronic transfer, classification of financial assets, and disclosures, and are effective for reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of the new standard on its financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued a new standard which replaces IAS 1. IFRS 18 Presentation and Disclosure in Financial Statements carries forward many requirements in IAS 1 and complements them with new requirements. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The new standard applies to annual reporting period beginning on or after January 1, 2027. The Company is currently evaluating the impact of the new standard on its financial statements.

Section 12: Controls and procedures

Internal control over financial reporting (“ICFR”)

Internal control over financial reporting includes those policies and procedures that:

o	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	25

o	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

o	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management evaluated the design and operating effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO concluded that such ICFR were not effective at the reasonable assurance level as of December 31, 2024.

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2024, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P were not effective at the reasonable assurance level as of December 31, 2024, due to the material weakness in our internal control over financial reporting as described below.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In the fourth quarter of 2024, management determined that we had a material weakness in our internal control over financial reporting and disclosure controls and procedures related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, we did not design and maintain controls to timely analyze and account for dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method.

This control deficiency resulted in a misstatement of gain on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gain on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of our investment in associate balance in the statement of financial position, which management corrected via revision of Section 6.

Remediation Plan for the Material Weakness

We continue to be focused on designing and implementing effective internal controls to improve our internal control over financial reporting and remediate the material weakness. Our efforts include:

-	We are in the process of designing and implementing controls related to the review of complex accounting transactions outside of the normal course of the Company’s operations. Specifically, design and maintain controls to timely analyze and account for dilution gains or losses resulting from changes in ownership in associates accounted for using the equity method.

-	Hiring a third-party specialist to assist with the design of these controls.

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The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weakness or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weakness will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Changes in Internal Control over Financial Reporting

Other than with respect to the material Weakness and remediation efforts described in “Material Weakness in Internal Control over Financial Reporting” and “Remediation Plan for the Material Weakness” above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Chief Executive Officer

March 31, 2025

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	27